FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes ____No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on continuing connected transaction of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on November 28, 2006.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

CONTINUING CONNECTED TRANSACTIONS

The Board announces that China Netcom System Integration, an indirect wholly-owned subsidiary of the Company, entered into the Information and Communications Technology Agreement on 7 November 2006 with China Netcom Group.

Pursuant to the Information and Communications Technology Agreement, China Netcom System Integration (and its subsidiaries) will provide Information Communications Technology Services to China Netcom Group (and its subsidiaries (other than the Group)). China Netcom System Integration will also subcontract services ancillary to the provision of Information Communications Technology Services, namely the System Installation and Configuration Services, to the subsidiaries and branches of China Netcom Group in China Netcom Group’s southern service region in the PRC.

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company and the Transactions constitute continuing connected transactions of the Company.

Since the expected aggregate amount of consideration to be received and paid by China Netcom System Integration under the Information and Communications Technology Agreement on an annual basis is less than the 2.5% threshold under Rule 14A.34 of the Listing Rules, the Transactions are only subject to the reporting and announcement requirements and are exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

As the pace of new and innovative technology development is accelerating, information technology has become increasingly integrated with telecommunications services and this results in an increasing level of new information communications technology services and telecommunications services providers are starting to provide a variety of information communications technology services in addition to conventional telecommunications services.

For the purpose of developing information communications technology services, the Company established China Netcom System Integration as a wholly-owned subsidiary in April 2006. The services that China Netcom System Integration provides comprise the following:

(i)	the integration of software, hardware and network according to customers’ specific requirements;
(ii)	the development of application software for specific purposes;

(iii)	the sales of various hardware and software products and the provision of after-sales and maintenance services;

(iv)	the provision of maintenance services in respect of IT system and operational platforms;

(v)	the provision of consultancy and trouble-shooting services in respect of information and communications systems;

(vi)	network, equipment and application system leasing services; and

(vii)

the provision of engineering plans and the provision of construction and supervision services for application system and platform (together with (i) to (vi) above, “Information Communications Technology Services”).

In line with the PRC government’s policy to promote “informationalisation”, the Company rolled out a pilot test of Information Communications Technology Services under the brand of “CNC Connected” in early 2006 in selected cities in the PRC and such Information Communications Technology Services became immensely popular. The Company considers that the increasing demand for Information Communications Technology Services will present new growth prospects to the Group. In order to reap maximum benefits as a result of the popular market response, China Netcom System Integration and China Netcom Group will cooperate in the launching of the Information Communications Technology Services nationwide which integrate customised IT applications solutions services and telecommunications services such as video surveillance systems, telephone navigation services and comprehensive billing systems.

Since the establishment of China Netcom System Integration in April 2006 until the end of September 2006, China Netcom System Integration had been engaging in the preparation of the launching of the Information Communications Technology Services. During such period, China Netcom System Integration has only provided Information Communications Technology Services to its customers on a limited scale. China Netcom Group and its subsidiaries (other than the Group) and branches are one of China Netcom System Integration’s customers. After the launching of the Information Communications Technology Services in the beginning of October 2006, China Netcom System Integration has been extending its scope of services in this area.

The Information Communications Technology Services provided by China Netcom System Integration is nationwide. Since China Netcom System Integration does not have presence in every provinces in the PRC, as a cooperation between China Netcom System Integration and China Netcom Group, China Netcom System Integration will subcontract services ancillary to the provision of Information Communications Technology Services, namely the provision of engineering plans and the provision of construction and supervision services for application system and platform (the “System Installation and Configuration Services”), to the subsidiaries and branches of China Netcom Group in China Netcom Group’s southern service region in the PRC, in order to better serve the customers of China Netcom System Integration in such service region. China Netcom System Integration will pay for the services provided by China Netcom Group under such subcontracting arrangements.

INFORMATION AND COMMUNICATIONS TECHNOLOGY AGREEMENT

Date:	7 November 2006
Parties:	(i) China Netcom System Integration
(ii) China Netcom Group

Provision of Services

Pursuant to the Information and Communications Technology Agreement, China Netcom System Integration (and its subsidiaries) will provide Information Communications Technology Services to China Netcom Group (and its subsidiaries (other than the Group)). China Netcom System Integration will also subcontract services ancillary to the provision of Information Communications Technology Services, namely the System Installation and Configuration Services, to the subsidiaries and branches of China Netcom Group in China Netcom Group’s southern service region in the PRC.

Pricing terms

The charges payable for the services provided under the Information and Communications Technology Agreement are determined with reference to the following pricing principles and limits:

•	the government fixed price;

•	where there is no government fixed price but a government guidance price exists, the government guidance price; or

•	where there is neither a government fixed price nor a government guidance price, the market price.

In relation to the charges payable for the services provided under the Information and Communications Technology Agreement that are to be determined with reference to market price:

(i)

if the value of any single item of System Installation and Configuration Services provided by China Netcom Group (and its subsidiaries) to China Netcom System Integration (and its subsidiaries) exceeds RMB0.3 million, the award of such services will be subject to tender; or

(ii)

if the value of any single item of system integration, software development, operational maintenance, consultancy or equipment leasing-related services exceeds RMB0.5 million or where the value of any single item of product sales and distribution related services exceeds RMB2 million, the award of such services will be subject to tender.

According to the Tender Law of the PRC, telecommunications and information networks projects which involve surveying, design, construction and procurement of important equipment and materials for the projects, shall be subject to tender. In arriving at the above thresholds for putting out the services provided under the Information and Communications Technology Agreement to tender, the Company has taken into consideration factors including (i) the tender requirements promulgated by the National Development and Reform Commission of the PRC; and (ii) the market competition between different service providers.

Term

The Information and Communications Technology Agreement is effective from 7 November 2006 and expires after 31 December 2008. If the parties agree, the Information and Communications Technology Agreement can be renewed with the same terms for further periods of three years.

PROPOSED CAPS

After the successful pilot test of the Information Communications Technology Services in early 2006, the Group and China Netcom Group will increase promotion to popularise Information Communications Technology Services nationwide. It is expected that such active promotion, together with the PRC government’s policy to promote “informationalisation”, will bring about a rapid growth of the demand for Information Communications Technology Services.

Since the establishment of China Netcom System Integration in April 2006 until the end of September 2006, China Netcom System Integration had been engaging in the preparation of the launching of its Information Communications Technology Services. During such period, China Netcom System Integration has only provided Information Communications Technology Services to China Netcom Group and its subsidiaries (other than the Group) and branches on a limited scale. The commencement of most of the Information Communications Technology Services only took place since the beginning of October 2006.

It is expected that the total consideration receivable by the Group from China Netcom Group pursuant to the Information and Communications Technology Agreement will not exceed RMB170 million, RMB520 million and RMB800 million for the three financial years ending 31 December 2006, 2007 and 2008. Accordingly, these amounts have been set as the annual caps for the consideration receivable by the Group from China Netcom Group under the Information and Communications Technology Agreement.

It is also expected that the total consideration payable by the Group to China Netcom Group pursuant to the Information and Communications Technology Agreement will not exceed RMB60 million, RMB180 million and RMB270 million for the three financial years ending 31 December 2006, 2007 and 2008. Accordingly, these amounts have been set as the annual caps for the consideration payable by the Group to China Netcom Group under the Information and Communications Technology Agreement.

Information Communications Technology Services is a global market trend. Telecommunications services providers in other foreign countries have started expanding into this business area. The revenue contributed by Information Communications Technology Services has maintained a sustained significant growth and accounts for an increasingly significant proportion of the revenue of such telecommunications services providers. In view of the PRC government’s policy to promote “informationalisation”, it is expected that the demand for Information Communications Technology Services in the PRC will grow rapidly. In order to cope with the popularisation and the growing demand for the Information Communications Technology Services, China Netcom System Integration will continue to expand its scope of services in this area.

The amount of System Installation and Configuration Services to be subcontracted by China Netcom System Integration to China Netcom Group depends on the demand for Information Communications Technology Services. As it is expected that the demand for Information Communications Technology Services will grow rapidly, the amount of ancillary services to be subcontracted to China Netcom Group and its subsidiaries and branches is also expected to increase. In arriving at the above annual caps for the three years ending 31 December 2008 in respect of the total consideration payable by the Group to China Netcom Group, the Company has taken into consideration those factors set out above and the promising prospects of Information Communications Technology Services in the PRC.

In line with the popularisation of the Information Communications Technology Services, it is expected that the demand for Information Communications Technology Services by China Netcom Group (and its subsidiaries (other than the Group) and branches), being a consumer of Information Communications Technology Services in the market, will also experience a rapid growth. In arriving at the above annual caps for the three years ending 31 December 2008 in respect of the total consideration receivable by the Group from China Netcom Group, the Company has taken into consideration the factors set out above and the expected demand for Information Communications Technology Services by China Netcom Group and its subsidiaries (other than the Group) and branches.

For the period commencing from the establishment of China Netcom System Integration (April 2006) to the date of this announcement, the total consideration receivable by the Group from China Netcom Group and the total consideration payable by the Group to China Netcom Group in relation to the provision of Information Communications Technology Services have not exceeded the 0.1% threshold under Rule 14A.33 of the Listing Rules.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

China Netcom System Integration is an indirect wholly-owned subsidiary of the Company and is principally engaged in the provision of system integration services, software development services, technical support and IT consultancy services.

The Information and Communications Technology Agreement will strengthen the cooperation of China Netcom System Integration and China Netcom Group in such business area and to enable the Group to fully grasp the business opportunities presented by the enormous demand for Information Communications Technology Services in the PRC. In addition, the Transactions will enable the Group to generate a new stream of revenue by providing Information Communications Technology Services to China Netcom Group (and its subsidiaries) and their customers and in the southern service region of China Netcom Group.

The Directors (including the independent non-executive Directors) are of the view that the Information and Communications Technology Agreement reflects normal commercial terms. The Information and Communications Technology Agreement, which is carried out in the ordinary course of business of the Group, is in the interests of the Company and its shareholders as a whole and the terms of the Information and Communications Technology Agreement and the proposed annual caps are fair and reasonable.

COMPLIANCE WITH THE LISTING RULES

China Netcom Group is the ultimate holding company of the Company. As such, China Netcom Group is a connected person of the Company and the Transactions constitute continuing connected transactions for the Company.

Since the expected aggregate amount of consideration to be received and paid by China Netcom System Integration under the Information and Communications Technology Agreement on an annual basis is less than the 2.5% threshold under Rule 14A.34 of the Listing Rules, the Transactions are only subject to the reporting and announcement requirements and are exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is a leading fixed-line telecommunications services provider in the PRC. Its northern service region covers the area of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province in the PRC. Its southern service region covers the area of Shanghai Municipality and Guangdong Province in the PRC.

China Netcom Group is a state-owned enterprise established under the laws of the PRC and is the ultimate holding company of the Company. China Netcom Group is the second largest fixed-line telecommunications operator in the PRC. China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telephone, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in the PRC that are outside the Group’s existing service regions (which include Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region, Shanxi Province, Shanghai Municipality and Guangdong Province).

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors
“China Netcom Group”	China Network Communications Group Corporation (CHINESE GRAPHIC OMITTED), a company established under the laws of the PRC and the ultimate holding company of the Company
“China Netcom System Integration”	China Netcom Group System Integration Limited Corporation (CHINESE GRAPHIC OMITTED), a company established under the laws of the PRC and an indirect wholly-owned subsidiary of the Company
“Company”

China Netcom Group Corporation (Hong Kong) Limited (CHINESE GRAPHIC OMITTED), a company incorporated in Hong Kong whose ordinary shares are listed on The Stock Exchange of Hong Kong Limited and whose American depositary shares are listed on the New York Stock Exchange, Inc.

“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“Hong Kong”	Hong Kong Special Administrative Region of the PRC
“Information and Communications Technology Agreement”	the Information and Communications Technology Agreement dated 7 November 2006 entered into between China Netcom System Integration and China Netcom Group
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“PRC”	the People’s Republic of China (excluding, for the purpose of this announcement, Hong Kong, Macau and Taiwan)
“Transactions”	The transactions contemplated under the Information and Communications Technology Agreement

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Zhang Chunjiang Chairman

Hong Kong, 28 November 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Ms. Li Liming, Mr José María Álvarez-Pallete and Mr. Yan Yixun as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Miao Jianhua
By /s/ Mok Kam Wan

Name:	Miao Jianhua and Mok Kam Wan
Title:	Joint Company Secretaries

Date:	November 29, 2006